================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ________________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            ________________________

                             AMBASSADORS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   023177-10-8
                                 (CUSIP Number)

                             MS. SUZANNE M. PRESENT
                           INVEMED CATALYST FUND, L.P.
                                 375 PARK AVENUE
                                   SUITE 2205
                               NEW YORK, NY 10152
                            TEL. NO.: (212) 843-0542
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                            ________________________

                                  JULY 29, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  2 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      1,200,000 shares of Common Stock,
           SHARES                       par value $0.01
      BENEFICIALLY OWNED        ------------------------------------------------
          BY EACH               8       SHARED VOTING POWER
         REPORTING
           PERSON                       None
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        1,200,000 shares of Common Stock,
                                        par value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  3 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      1,200,000 shares of Common Stock,
           SHARES                       par value $0.01
      BENEFICIALLY OWNED        ------------------------------------------------
          BY EACH               8       SHARED VOTING POWER
         REPORTING
           PERSON                       None
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        1,200,000 shares of Common Stock,
                                        par value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  4 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gladwyne Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      1,200,000 shares of Common Stock,
           PERSON                       par value $0.01
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,200,000 shares of Common Stock,
                                        par value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  5 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Invemed Securities, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      1,200,000 shares of Common Stock,
           PERSON                       par value $0.01
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,200,000 shares of Common Stock,
                                        par value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  6 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kenneth G. Langone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      1,200,000 shares of Common Stock,
           PERSON                       par value $0.01
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,200,000 shares of Common Stock,
                                        par value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,200,000 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.13%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  7 of 11
----------------------------------           -----------------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Ambassadors Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 110 S. Ferrall Street, Spokane, WA 99202.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Invemed Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"), Invemed Catalyst GenPar, LLC, a Delaware limited liability company ("Catalyst GenPar"), Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company ("Gladwyne GenPar"), Invemed Securities, Inc. ("Invemed"), a New York corporation, and Kenneth G. Langone ("Langone") are sometimes hereinafter collectively referred to as the "Reporting Persons."

         The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b)-(c) (i) The principal business of the Fund is investing in securities. The business address of the Fund is 375 Park Avenue, Suite 2205, New York, New York 10152. The general partner of the Fund is Catalyst GenPar. The principal business of Catalyst GenPar is being the general partner of the Fund.

                  (ii) The business address of Catalyst GenPar is 375 Park Avenue, Suite 2205, New York, NY 10152. The managing members of Catalyst GenPar are Gladwyne GenPar and Invemed.

                  (iii) The principal business of Gladwyne GenPar is being a managing member of Catalyst GenPar. The business address of Gladwyne GenPar is 600 The Times Building, Ardmore, PA 19003.

         The name, residence or business address, present principal occupation and citizenship of each member of Gladwyne GenPar are as follows:

---------------------------- ------------------------------ --------------------------- ---------------------
                                    RESIDENCE OR                   PRINCIPAL
        NAME                       BUSINESS ADDRESS               OCCUPATION               CITIZENSHIP
---------------------------- ------------------------------ --------------------------- ---------------------
Michael B. Solomon           600 The Times Building         Managing Member of          United States
                             Ardmore, PA 19003              Gladwyne GenPar
---------------------------- ------------------------------ --------------------------- ---------------------

Suzanne M. Present           600 The Times Building         Member of Gladwyne GenPar   Australia
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  8 of 11
----------------------------------           -----------------------------------


---------------------------- ------------------------------ --------------------------- ---------------------
                                    RESIDENCE OR                   PRINCIPAL
        NAME                       BUSINESS ADDRESS               OCCUPATION               CITIZENSHIP
---------------------------- ------------------------------ --------------------------- ---------------------
Kathryn Casoria              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------

Robert B. Friedman           600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------

Philip P. Young              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------

William M. Sams              600 The Times Building         Member of Gladwyne GenPar   United States
                             Ardmore, PA 19003
---------------------------- ------------------------------ --------------------------- ---------------------

                  (iv) Invemed's principal business is that of a holding company. The business address of Invemed is 375 Park Avenue, Suite 2205, New York, NY 10152. Invemed is ultimately controlled by Kenneth G. Langone.

         The name, current business address, present principal occupation or employment and citizenship of each director and executive officer of Invemed Securities, Inc. are as follows:

---------------------------- ------------------------------ --------------------------- ---------------------
                                    RESIDENCE OR                   PRINCIPAL
        NAME                       BUSINESS ADDRESS               OCCUPATION               CITIZENSHIP
---------------------------- ------------------------------ --------------------------- ---------------------
Kenneth G. Langone           375 Park Avenue                Chairman of the Board       United States
                             Suite 2205                     and President,
                             New York, NY  10152            Invemed Securities, Inc.
---------------------------- ------------------------------ --------------------------- ---------------------
Thomas Teague                Salem NationalLease            President, Salem            United States
                             Corporation                    NationalLease Corporation
                             P.O. Box 24788
                             Winston-Salem, NC 27114
---------------------------- ------------------------------ --------------------------- ---------------------
Steven D. Holzman            375 Park Avenue                Chief Executive Officer,    United States
                             Suite 2205                     Invemed Securities, Inc.
                             New York, NY 10152
---------------------------- ------------------------------ --------------------------- ---------------------
G. Allen Mebane              828 Woodward Road                                          United States
                             Mocksville, NC 27028
---------------------------- ------------------------------ --------------------------- ---------------------
John Baran                   375 Park Avenue                Chief Financial Officer,    United States
                             Suite 2205                     Invemed Securities, Inc.
                             New York, NY  10152
---------------------------- ------------------------------ --------------------------- ---------------------

                  (v) Kenneth G. Langone's current principal occupation is that of Chairman of the Board and President of Invemed, and his business address is 375 Park Avenue, Suite 2205, New York, NY 10152.

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  9 of 11
----------------------------------           -----------------------------------


         (d)-(e) None of the Reporting Persons and none of the individuals listed in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of July 23, 2003, between the Fund and each of John A. Ueberroth and Peter V. Ueberroth (the "Sellers"), the Fund agreed to purchase 1,200,000 shares of Common Stock.

         The purchase was completed on July 29, 2003.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may from time to time (i) acquire additional securities of the Issuer (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of the shares of Common Stock or any other securities of the Issuer that the Reporting Persons may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise.

         (d) The members of the board of directors of the Issuer, at a telephonic board meeting on July 28, 2003, voted to elect Mr. Dale F. Frey to be a director of the Issuer as of July 29, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Fund beneficially owns 1,200,000 shares of Common Stock constituting 12.13% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 9,892,601 shares of Common Stock outstanding as of April 30, 2003, as disclosed in the Issuer's Form 10-Q for the quarter ended March 31, 2003 filed by the Issuer on May 14, 2003. Each of the persons listed in Item 2 of this Statement may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 1,200,000 shares of Common Stock constituting 12.13% of the outstanding Shares of the Issuer. However, the persons listed on Item 2 of this Statement (other than the Fund) disclaim beneficial ownership of such shares of Common Stock.

         (b) The Fund has sole power to vote and dispose the 1,200,000 shares reported herein. Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 1,200,000 shares of Common Stock owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund. Kenneth G. Langone, as the majority shareholder and

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page 10 of 11
----------------------------------           -----------------------------------


Chairman of the Board and President of Invemed, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         The members of Gladwyne GenPar are authorized and empowered to vote and dispose of the securities held by the Fund. Accordingly, Gladwyne GenPar and the members of Gladwyne GenPar may, from time to time, consult among themselves and coordinate the voting and disposition of the Issuer's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Issuer's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         On July 29, 2003 and in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer and the Fund entered into a Letter Agreement (the "Letter Agreement") pursuant to which the Issuer agreed to elect a representative of the Fund to the Issuer's board of directors, as described therein.

         On July 29, 2003 and in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer and the Fund entered into the Registration Rights Agreement, dated as of July 29, 2003 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Fund has been granted certain shelf registration rights with respect to its shares of Common Stock.

         The foregoing summaries of the Stock Purchase Agreement, the Registration Rights Agreement and the Letter Agreement are qualified in their entirety by reference to Exhibits 2, 3 and 4 which are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2: Stock Purchase Agreement, dated as of July 23, 2003, between the Fund and the Sellers.

Exhibit 3: Letter Agreement, dated as of July 29, 2003, between the Issuer and the Fund.

Exhibit 4: Registration Rights Agreement, dated as of July 29, 2003, between the Issuer and the Fund.

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page 11 of 11
----------------------------------           -----------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  July 30, 2003.

                                    INVEMED CATALYST FUND, L.P.

                                    By: INVEMED CATALYST GENPAR, LLC,
                                        General Partner

                                        By: GLADWYNE CATALYST GENPAR, LLC,
                                            Managing Member


                                            By: /s/ Suzanne M. Present
                                                -------------------------------
                                                Name:  Suzanne M. Present
                                                Title:  Member


                                    INVEMED CATALYST GENPAR, LLC

                                    By: GLADWYNE CATALYST GENPAR, LLC,
                                        Managing Member


                                        By: /s/ Suzanne M. Present
                                            -----------------------------------
                                            Name:  Suzanne M. Present
                                            Title:  Member


                                    GLADWYNE CATALYST GENPAR, LLC


                                    By: /s/ Suzanne M. Present
                                        ---------------------------------------
                                        Name:  Suzanne M. Present
                                        Title:  Member


                                    INVEMED SECURITIES, INC.


                                    By: /s/ Kenneth G. Langone
                                        ---------------------------------------
                                        Name: Kenneth G. Langone
                                        Title: Chairman of the Board
                                               and President


                                    /s/ Kenneth G. Langone
                                    -------------------------------------------
                                    Kenneth G. Langone